WEISS MULTI-STRATEGY FUNDS LLC

Statement of Financial Condition

(With Report of Independent Registered Public Accounting Firm)

December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66414

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weiss Multi-Strategy Funds LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue, 20th floor

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michele M. Lanzoni   (860) 240-8973

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

51 JFK Parkway	Short Hills	NJ	07078
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victoria Stearns _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Weiss Multi-Strategy Funds LLC _____ , as

of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Interim President & CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Jakob Dylan Selvera
My Commission Expires
01/27/2025
ID No 132892850

WEISS MULTI-STRATEGY FUNDS LLC

INDEX

December 31, 2020



KPMG LLP
New Jersey Headquarters
51 John F. Kennedy Parkway
Short Hills, NJ 07078-2702

Report of Independent Registered Public Accounting Firm

The Member and Management
Weiss Multi-Strategy Funds LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Weiss Multi-Strategy Funds LLC (the Company) as of December 31, 2020 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2014.

Short Hills, New Jersey
February 24, 2021

WEISS MULTI-STRATEGY FUNDS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash and cash equivalents	$	3,488,801
Other assets		13,562
Total assets	$	3,502,363

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	128,453
Member's equity		3,373,910
Total liabilities and member's equity	$	3,502,363

WEISS MULTI-STRATEGY FUNDS LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

Weiss Multi-Strategy Funds LLC (the "Company") is a limited liability company formed in December 2003 under the laws of the state of New York. The Company's operations consist of engaging in private placement of securities and as a mutual fund retailer. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The Company does not have any items of other comprehensive income, and therefore, a statement of comprehensive income is not presented.

These financial statements were approved by management and available for issuance on February 24, 2021. Subsequent events have been evaluated through this date.

Cash Equivalents

Cash equivalents consist of cash deposits in a money market account with a bank.

Revenue Recognition

The Company provides marketing services related to the private placement of securities and as a mutual fund retailer to pooled investment vehicles advised by Weiss Multi-Strategy Advisers LLC under an exclusivity agreement in return for a fixed monthly fee as compensation for services. Revenues from such services are recognized on a monthly basis and recorded in Investment services fees in the statement of operations. See Note 5 for further details.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any federal or state income taxes on its income.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

WEISS MULTI-STRATEGY FUNDS LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that could affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if certain net capital requirements are not met. At December 31, 2020, the Company's net capital was $3,360,348 which was $3,351,784 in excess of its minimum requirement of $8,564.

3. Concentrations of risk

The Company maintains its cash balances in various financial institutions with maturities of three months or less. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

During the COVID-19 outbreak, the Company implemented its business continuity plan which mitigated the impact of the pandemic on the Company's operations and performance. These circumstances may continue for an extended period of time, and may have an adverse impact on economic and market conditions. The ultimate economic fallout from the pandemic, and the long-term impact is not known. The extent of the impact to the financial performance and the operations of the Partnership will depend on future developments, which are highly uncertain and cannot be predicted.

4. Exemption from Rule 17 C.F.R. § 240.17a-5

The Company does not carry customer accounts and does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3. The Company is relying on footnote 74 of SEC Release No. 34-70073 adopting amendments to17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to providing marketing services related to private placement of securities and as a mutual fund retailer.